Exhibit 1

FOR IMMEDIATE RELEASE	26 AUGUST 2014

WPP PLC (“WPP”)

GroupM has agreed to acquire digital search marketing agency Keyade in France

WPP announces that its wholly-owned operating company GroupM, WPP’s global media investment management arm, has agreed to acquire Keyade, a leading digital search marketing agency in France.

Founded in 2006 and employing around 75 people in Paris and Dubai, the agency specialises in performance-driven online media purchasing. Clients include La Redoute, Air France and Interflora.

Keyade’s unaudited revenues for the year ended 31 March 2014 were EUR 7.0 million with gross assets of approximately EUR 8.6 million as at the same date.

This investment will continue WPP’s strategy of developing its services in important markets and sectors and strengthening its capabilities in digital media. WPP digital revenues (including associates) were over US$6.0 billion in 2013, representing almost 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In France, the Group (including associates) generates revenues of around US$800 million and employs over 5,000 people.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Chris Wade, WPP	+ 44(0) 207 408 2204